SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                      Report for the Month of November, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) 3rd Quarter Results




                               Xenova Group plc

                             Third Quarter Results


Slough, UK, 6th November, 2003

Quarterly Highlights

  - Acquisition of KS Biomedix Holdings plc

  - XR5944: start of Phase I clinical trial of novel DNA targeting agent

  - Cash, short-term deposits and investments GBP10.6m ($17.5m) at 30 September 2003 (30 September 2002: GBP10.0m ($16.6m))

Subsequent Events

  - TA-NIC: start of second Phase I clinical trial for anti-smoking vaccine

  - TA-CD: start of Phase IIb clinical trial for anti-cocaine vaccine

  - Publication of novel findings relating to use of Xenova's OX-40 technology and its potential for the treatment of influenza



David Oxlade, Chief Executive Officer, said: "We have now completed the acquisition of KS Biomedix and made good progress with the integration of the business. The acquisition has strengthened our clinical portfolio and helped to lay the foundations for Xenova to become a broader-based oncology business. In addition, it has created substantial opportunities for synergies and cost savings across the enlarged Group which we have already started to exploit."

"By focusing on our key clinical development programmes we believe we will be able to deliver greater shareholder value and significantly improve the long-term prospects of the Group."

Contacts:
UK:                                               US:
Xenova Group plc                                  Trout Group/BMC Communications
Tel: +44 (0)1753 706600                           Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer           Press: Brad Miles (Ext 17)
Daniel Abrams, Group Finance Director             Daniel Budwick (Ext 14)
Jon Davies, Corporate Communications              Investors: Jonathan Fassberg
                                                  (Ext 16) Lee Stern (Ext 22)

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Celltech, Genentech, Lilly, Millennium Pharmaceuticals, Nycomed, Pfizer and QLT.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Acquisition of KS Biomedix Holdings plc

On 14 August 2003 Xenova announced a recommended offer to acquire 100% of the share capital of KS Biomedix Holdings plc, a UK listed drug research and development group. This transaction became unconditional in all respects on 12 September 2003. The planned integration and rationalisation across the two businesses is well advanced. The Directors estimate that annualised cost-savings of approximately GBP10m will be achieved across both businesses, based on reductions in headcount, facilities and R&D costs (including Xenova's restructuring activities commencing in May 2003). The one-off reorganisation and post acquisition integration cost of achieving these savings is expected to be approximately GBP3.3m.

Like Xenova, KS Biomedix was focused on the development of products for the treatment of cancer, particularly clinical indications where survival prognosis is poor and there are few, if any, approved products. As a result of this acquisition, the enlarged Xenova Group now has a broader clinical pipeline with a total of 12 products in clinical stage development including eight products in oncology (three in Phase II or Phase III) and four in addiction and immunology. The table below summarises the Xenova's drug candidates and early development programmes. Programmes highlighted in bold text have been prioritised for development.

The Xenova Directors believe that greater shareholder value will be achieved by focusing on six key clinical development programmes. Of these six, four (TransMIDTM, tariquidar, TA-CD, XR11576/XR5944) benefit from external funding or support, substantially reducing the costs of clinical development to Xenova. Xenova has deprioritised the majority of its preclinical programmes except where externally funded, as is the case for the Genentech collaboration on OX-40.


Drug
Candidates/Programmes      Therapeutic area       Stage of      Partner
                                                  Development
Clinical programmes
TransMIDTM (XR311)         Glioma                 Phase III     Sosei, Nycomed,
                                                                Medison, Ranbaxy

Tariquidar (XR9576)        Cancer                 Phase II      QLT (North
                                                                America only)

TA-HPV / TA-CIN            Cervical cancer        Phase II
TA-CD                      Cocaine addiction      Phase II      NIDA*
XR303                      Cancer                 Phase I
HumaRAD                    Cancer                 Phase I
XR11576/XR5944             Solid tumours          Phase I       Millennium
                                                                (North America
                                                                 only)
DISC-PRO                   Genital and oro-labial
                           herpes prophylaxis     Phase I


TA-NIC                     Nicotine addiction     Phase I
DISC-GMCSF                 Cancer                 Phase I
DISC-VET                   Bovine Herpes Virus    Phase I        Pfizer
                                                                 equivalent


Preclinical  programmes

Triomics                   Solid tumours          Preclinical    Option to
                                                                 acquire
XR11612                    Solid tumours          Preclinical    As XR11576
OX-40                      Autoimmune disorders   Preclinical    Celltech,
                                                                 Genentech

OX-40L                     Infectious diseases,
                           anti-cancer            Preclinical

PAI-1                      Cardiovascular         Preclinical    Lilly
PAI-1                      Cancer                 Preclinical    Lilly
                                                                 (Option)**
MRP                        Cancer and asthma      Preclinical
VP22 (Phogen joint venture)Intra-cellular
delivery system                                   Preclinical    Genencor
HIF-1 alpha                Cancer                 Preclinical
MEN-B                      Meningitis             Preclinical
XR304                      Ulcerative colitis     Preclinical
XR113                      Cancer                 Preclinical
Ribosome display (Discerna)Cancer targets         Preclinical    Babraham


* NIDA provides funding to independent investigators to conduct certain trials of TA-CD, but has no rights for its commercialisation, nor is funding required to be repaid by Xenova.

** Lilly has an option to acquire development and commercialisation rights relating to PAI-1 inhibitors in the cancer field.


Product Pipeline Year to Date Update

Clinical Trials

Cancer - TransMIDTM treatment for high-grade glioma

Following the acquisition of KS Biomedix, TransMIDTM is now the most advanced product in Xenova's pipeline, having already commenced Phase III development and shortly to enter Phase III clinical trials.

TransMIDTM is a treatment for high-grade glioma (brain cancer) a disease for which no efficacious alternatives are currently available and which has a very poor prognosis. TransMIDTM is a modified diphtheria toxin conjugated to transferrin. The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the cells. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes transferrin an ideal targeting mechanism for the diseased cells. Once inside a cell the diphtheria toxin interferes with protein synthesis and ultimately kills the cell.

TransMIDTM is pumped directly into the brain tumour via two catheters using CED (Convection Enhanced Delivery - licensed from the National Institute of Health,
US). CED greatly enhances the distribution of drug through the tumour mass and produces high local concentrations of drug. Since TransMIDTM is directly infused into the tumour, it circumvents the usual obstacles presented to drug delivery to the brain by the blood-brain barrier and reduces systemic side effects.

Plans to progress TransMIDTM into Phase III trials in adults with recurrent and/ or progressive non resectable glioblastoma have already been submitted by KS Biomedix and have been agreed with the FDA. However, following its acquisition of KS Biomedix Xenova intends to seek FDA approval to change the current Phase III programme design from one large Phase III trial to two smaller Phase III trials.

Cancer - tariquidar multi-drug resistance (MDR) programme

In June 2002, tariquidar entered two pivotal Phase III clinical trials as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. On 12 May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the independent Data and Safety Monitoring Committee (DSMC) which had just completed the unblinded interim review of the data for the two ongoing trials. A detailed review of the unblinded clinical data on the patients in the Phase III trials is continuing.

On 23 July 2003, QLT announced that enrolment in the Phase IIb trial for patients with chemo-refractory breast cancer, which is being carried out at the MD Anderson Centre, Texas, had been sufficiently completed at 17 patients. QLT will not be enrolling new patients in this trial.

Cancer - Therapeutic Vaccines

On 14 April 2003, the Company announced the results of an open label, physician-sponsored Phase II 'prime-boost' study, targeting the treatment of human papillomavirus (HPV) associated ano-genital intraepithelial neoplasia
(AGIN) using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines.

The results of this study indicated that a prime boost strategy, using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines, was both safe and well tolerated and demonstrated clear clinical responses, even in women with long-standing disease. Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response (confirmed by histological examination and viral clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients (19%) were HPV16 negative at the end of the study.

Cancer - Novel DNA Targeting Agents

On 3 July 2003, Xenova announced the start of a Phase I clinical trial of XR5944, the second of three novel DNA targeting agents that are the subject of a licence agreement with Millennium Pharmaceuticals Inc. The first of these compounds XR11576, entered Phase I clinical trials in February 2002. The third, XR11612 is in preclinical development.

The XR5944 Phase I clinical trial is being conducted at three centres in the United Kingdom and will include approximately 40 patients. In preclinical studies, XR5944 has demonstrated a high level of anti-tumour activity against a number of human tumour models, causing both partial and complete regression of large established tumours. Recent data published in the Proceedings for the 2003 Annual Meeting of the American Association for Cancer Research, suggest that XR5944 acts through a novel mechanism of action distinct from other current cytotoxic agents. Further exploration into the mechanism of action of XR5944 is ongoing.

Vaccines of Addiction

On 15 January 2003, Xenova announced that it had reached an agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") to buy out all ImmuLogic's remaining rights to future milestone and royalty payments relating to two of Xenova's therapeutic vaccines; TA-CD for the treatment of cocaine addiction and TA-NIC for nicotine addiction.

TA-CD

The start of a Phase IIa cocaine administration trial was announced on 14 April 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration.

The results of a second Phase IIa dose escalation trial were reported on 17 June 2003. This study, which started in April 2002, was designed to evaluate the safety and immunogenicity of TA-CD using 4 or 5 dose vaccination schedules. The trial involved the enrolment of 13 subjects, all of whom were cocaine abusers seeking help with their addiction at the start of the trial. Patients were treated with up to five injections of the vaccine over a twelve week period using doses up to 360 (micro)g each. Of the thirteen enrolled, twelve subjects completed the 12 month evaluation period to assess safety, immune response and cocaine usage.

As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

On 24 October 2003, Xenova announced the start of the first randomised, placebo controlled Phase IIb clinical trial for TA-CD. The primary objective of this new study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

Up to 132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency are being recruited into this clinical study. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage, including testing for cocaine metabolites in urine, for a period of 20 weeks. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial is expected to last up to two years (depending upon the rate of recruitment) and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

The TA-CD investigations are being supported by the National Institute on Drug Abuse (NIDA) which recognises cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this programme.

TA-NIC

Xenova announced the start of a second clinical trial for TA-NIC on 8 October 2003. This second Phase I study builds upon the findings of a previous Phase I trial which were announced in June 2002. The results of this first study, which was the first evaluation of an anti-nicotine vaccine in man, showed that the vaccine generated a specific anti-nicotine response and that it was safe and well tolerated both systemically and locally.

In the new Phase I study approximately 60 smokers are being recruited into a double-blind, randomised, placebo-controlled trial which is being run at a European clinical centre experienced in testing smoking related therapies. The objective of the trial is to further establish safety and tolerability, and to determine the vaccination dose and schedule required to induce the optimal anti-nicotine antibody response. Three different doses of the vaccine will be evaluated. The impact of vaccination on nicotine-induced changes in heart rate and skin temperature will also be monitored.

Preclinical Programmes

OX-40

On 20 October 2003 novel findings relating to a research collaboration, involving Xenova's OX40 technology and its potential for the treatment of influenza, were published by Imperial College, London.

Pre-clinical studies conducted by Imperial College demonstrated that down-regulation of the immune response, through blocking the OX40-OX40 ligand interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus. This new research suggests that the down-regulation of OX40 signaling may play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterised by excessive immune response.

OX40 is a platform technology capable of producing multiple drug candidates targeting cancer, autoimmune and other diseases where the immune system is involved. Xenova's rights to the OX40 technology include rights relating to the up-regulation of the immune system which may be used for the development of novel treatments for cancer and infectious disease. Xenova's rights to down-regulate the immune system have been the subject of development and licence agreements entered into with Celltech and Genentech.

Contract Manufacture

On 5 June 2003, Xenova announced the signing of a two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S (CSE: PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. Manufacture will take place at Xenova's Clinical Trial Manufacturing Facility in Cambridge.

On 8 September 2003 Xenova received notification that its Clinical Trials Manufacturing Facility (CTMF) in Cambridge has been successfully inspected by the Medicines and Healthcare products Regulatory Agency (MHRA). The inspection took place under the Voluntary Scheme for Inspection of Manufacturers. Xenova has received a letter from the MHRA confirming that its operations are in compliance with EU Good Manufacturing Practices.

Xenova's CTMF has been manufacturing clinical trial supplies since 1995 and recently announced that it is offering the facility and its supporting Development organisation for contract manufacturing. Accreditation by the MHRA will enable Xenova to continue to provide contract manufacturing services in full compliance with the forthcoming Clinical Trials Directive into 2004 and beyond.

As well as its own CTMF facility in Cambridge, Xenova acquired additional manufacturing facilities in Edmonton, Canada though the acquisition of KS Avicenna a wholly-owned subsidiary of KS Biomedix. KS Avicenna manufactures KS Biomedix products for clinical trials.

Changes to the Xenova Board

On 13 August 2003, Research Director and Chief Scientific Officer Michael Moore, and Medical Director, John St Clair Roberts resigned from the Company and the Xenova Board. Further changes to the Xenova Board were announced, as planned, following the acquisition of KS Biomedix: on 12 October 2003 John Rennocks and Dr Michael Young, non executive directors of KS Biomedix, joined the Board of Xenova as non executive directors. Howard Wachtler and Gerard Fairtlough resigned their positions as non executive directors of Xenova on 17 October 2003.

Financial Summary

Operating Performance

In the nine months to 30 September 2003, Xenova's continuing revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were GBP6.9m ($11.4m) (2002: GBP10.7m ($17.7m)).

In accordance with Xenova's revenue recognition policy, of the GBP6.9m ($11.5m) received from QLT in 2001 as part of the tariquidar licensing agreement, GBP2.1m ($3.5m) was included in the nine months to 30 September 2003, with a further GBP1.7m ($2.9m) being deferred to future periods. Following the payment of the first milestone of GBP0.7m ($1.2m) in the period, in respect of the OX40 programme with Genentech, GBP1.3m ($2.2m) (2002: GBP0.6m ($1.0m)) of the total upfront licence fee and milestone of GBP3.5m ($5.8m) have been recognised in the first nine months, with a further GBP1.3m ($2.1m) being deferred to future periods. Contract development revenue of GBP2.6m ($4.3m) (2002: GBPnil) was recognised in the first nine months in respect of the ongoing Millennium collaboration on the novel DNA targeting agents. Other revenue included GBP0.8m ($1.4m) (2002: GBP0.4m ($0.7m)) in respect of ongoing contract manufacturing.

Net operating expenses from continuing operations in the period to 30 September 2003 were GBP17.2m ($28.6m). Excluding the exceptional reorganisation costs of GBP2.3m ($3.9m), the net operating expenses in the period to 30 September 2003 of GBP14.9m ($24.7m) declined 13.4% compared to the same period in 2002 (GBP17.2m ($28.5m)). This was as a result of the initial cost savings from the reorganisations implemented in the first half of 2003.

Continuing operations research and development expenditure for the nine months to 30 September 2003 was GBP11.5m ($19.1m), lower than the same period in 2002 (GBP13.3m ($22.1m)). The development costs under the Millennium licence agreement of GBP2.6m ($4.3m) have been recovered. Other expenditure was incurred in respect of the Vaccines of Addiction programme; including the completion of a Phase II dose escalation study with TA-CD, the start of a Phase IIa cocaine administration trial with TA-CD, and completion of a Phase I study in TA-NIC.

Total continuing operations administrative expenditure for the nine months to 30 September 2003 of GBP6.1m ($10.1m) (2002: GBP4.2m ($7.0)) included GBP2.3m
($3.8m) in respect of exceptional reorganisation costs and GBP0.9m ($1.5m) in respect of goodwill amortisation arising on the acquisition of Cantab Pharmaceuticals plc in 2001. Administrative expenses, excluding both exceptional reorganisation expenses and the amortisation of goodwill, were GBP2.9m ($4.7m) which reflected cost savings made since 2002 (2002: GBP3.4m ($5.6m)). The subletting of excess facility space further reduced net expenses in the period by GBP0.3m ($0.4m) (2002: GBP0.4m ($0.7m)).

Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a further cost saving reorganisation, which included a headcount reduction and project prioritisation.

Included in administrative expenses, within exceptional reorganisation costs, is GBP2.3m ($3.8m) (2002: GBPnil) in respect of severance payments and a vacant leasehold provision. Total exceptional reorganisation costs are GBP3.3m ($5.5m), including GBP1.0m ($1.7m) in respect of the acquired KS Biomedix business. As a result of the above reorganisation, surplus facilities have become available at the main Cambridge site. The Group is currently in negotiations to sublet or surrender the remaining 20 year lease on this property. The charge made reflects a vacant leasehold provision which has been calculated based upon management's expectations of future subletting opportunities and surrender payments, discounted at a rate of 4% per annum.

The company continues to explore licensing opportunities for its pipeline products to maximise value for shareholders and reduce cash outflow.

The net loss per share from continuing operations in the nine months to 30 September 2003 was 5.2p (2002: 4.7p).


Treasury

Cash, short-term deposits and investments at 30 September 2003 totalled GBP10.6m ($17.5m) (31 December 2002: GBP19.2m ($31.9m)). Of this balance, cash was GBP3.9m ($6.5m) and short-term deposits and investments were GBP6.7m ($11.1m) at 30 September 2003 (31 December 2002: cash GBP2.6m ($4.4m), short-term deposits and investments GBP16.6m ($27.6m)).

Included in short-term deposits and investments is an investment in Cubist Pharmaceuticals Inc., which at 30 September 2003 is valued at GBP0.4m ($0.7m) (31 December 2002: GBP0.3m ($0.6m)).

On 16 September 2003, 23,500 of the 88,668 Cubist Pharmaceutical Inc. shares were sold for GBP0.2m. During the quarter GBP0.2m ($0.3m) of surplus fixed assets were sold at net book value.


Share capital

The number of shares in issue stood at 243.7 million as at 30 September 2003 (31 December 2002: 139.1 million).

The Directors do not propose an interim dividend for 2003 (2002: nil).


Acquisition of KS Biomedix Holdings Plc

On 12 September the Group announced the successful acquisition of KS Biomedix Holdings plc. Under the terms of the offer made to KS Biomedix shareholders,
1.0714 shares in Xenova Group plc have been issued in exchange for each share held in KS Biomedix. An additional contingent deferred consideration of 10p per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of the KS Biomedix TransMIDTM product in either the US or European markets before 14 August 2011. Based upon a Xenova Group plc closing share price of 15.25 pence on 11 September this values KS Biomedix at GBP17.0m ($28.3m) including the contingent deferred consideration payable in respect of TransMIDTM of GBP6.5m ($10.7m).

In the provisional calculation of the fair values of the assets and liabilities acquired, there have been no accounting policy adjustments made to the balance sheet values stated at 11 September. Intangible fixed assets acquired of GBP5.6m ($9.3m) comprised goodwill in respect of the acquisition by KS Biomedix of KS Avicenna Inc in 2001, which has not been capitalised separately from the goodwill arising on the acquisition of KS Biomedix by Xenova. The provisional fair value of the assets and liabilities acquired is GBP7.2m ($11.9m). The consideration totalling GBP17.6m ($29.2m) (including GBP0.6m ($0.9m) of acquisition expenses) generates goodwill upon acquisition of GBP10.4m ($17.2m). The goodwill arising has been capitalised and amortised over the 10 year estimated useful life of the acquired business. In addition to the GBP0.6m ($0.9m) of acquisition expenses, share issue costs of GBP0.6m ($1.1m) were incurred.

In addition to acquiring 100% of KS Biomedix Holdings plc, Xenova acquired 100% of KS Canada Holdings Inc, KS Canada Inc and KS Avicenna Inc, as well as a 50% share in Discerna Ltd, a joint venture with Babraham Biosciences Technology Limited.

As part of the restructuring activities following completion of the acquisition approximately 26 positions have been lost across both head office and the research and development functions. Included within administration expenses for the period to 30 September 2003 is GBP0.7m in respect of severance payments regarding the acquired business. The net operating loss included in the financial statement in respect of KS Biomedix for the period from acquisition to the 30 September 2003 is GBP1.5m ($2.4m).



Consolidated Profit and Loss Account (unaudited) for the periods ended 30 September 2003

                                                      Three months ended               Nine months ended

                                                 30 Sept   30 Sept    30 Sept     30 Sept   30 Sept   30 Sept
                                                    2003      2003       2002        2003      2003      2002
                                     Notes          $000    GBP000     GBP000        $000    GBP000    GBP000
                                                   _____     _____      _____       _____     _____     _____


Turnover (including
share of joint
venture)
 Continuing operations                             4,527     2,725      4,025      11,435     6,883    10,939
 Less: share of joint
 venture revenue                                      (5)       (3)      (123)        (13)       (8)     (274)

 Acquisitions                                         17        10          -          17        10         -
                                                   _____     _____      _____       _____     _____     _____
Turnover                                           4,539     2,732      3,902      11,439     6,885    10,665

Operating expenses
Research and development
 costs
 Continuing operations                            (5,604)   (3,373)    (4,902)    (19,068)  (11,477)  (13,326)
 Acquisitions                                       (419)     (252)         -        (419)     (252)        -
                                                   _____     _____      _____       _____     _____     _____
                                                  (6,023)   (3,625)    (4,902)    (19,487)  (11,729)  (13,326)
                                                   _____     _____      _____       _____     _____     _____
Administrative expenses
 Continuing operations                            (1,359)     (818)    (1,096)     (4,738)   (2,852)   (3,351)
 Continuing operations:                             (482)     (290)         -      (3,865)   (2,326)        -
 exceptional
 reorganisation costs
 Continuing operations
 expenses:                                          (485)     (292)      (293)     (1,455)     (876)     (879)
 amortisation of goodwill
                                                   _____     _____      _____       _____     _____     _____
                                                  (2,326)   (1,400)    (1,389)    (10,058)   (6,054)   (4,230)
 Acquisitions                                       (415)     (250)         -        (415)     (250)        -
 Acquisitions: exceptional                        (1,710)   (1,029)         -      (1,710)   (1,029)        -
 reorganisation costs
 Acquisitions
 amortisation of                                     (71)      (43)         -         (71)      (43)        -
 goodwill
                                                   _____     _____      _____       _____     _____     _____
Total administrative
 expenses                                         (4,522)   (2,722)    (1,389)    (12,254)   (7,376)   (4,230)

Other operating income
 Continuing operations                               219       132        107         548       330       380

Total net operating
 expenses                                        (10,326)   (6,215)    (6,184)    (31,193)  (18,775)  (17,176)

Group operating loss
 Continuing operations                            (3,188)   (1,919)    (2,282)    (17,155)  (10,326)   (6,511)
 Acquisitions                                     (2,599)   (1,564)         -      (2,599)   (1,564)        -
                                                   _____     _____      _____       _____     _____     _____
                                                  (5,787)   (3,483)    (2,282)    (19,754)  (11,890)   (6,511)

Continuing operations:
 share of operating                                 (128)      (77)        28        (317)     (191)        63
 (loss)/profit of
 joint venture
                                                   _____     _____      _____       _____     _____     _____

Total operating loss: Group and                   (5,915)   (3,560)    (2,254)    (20,071)  (12,081)   (6,448)
share of joint venture

Interest (net)                                       110        66        130         545       328       464
Share of interest of joint venture                     -         -          2           5         3         5
Amounts written back on/(off)                         60        36      (256)         269       162   (1,893)
investments
                                                   _____     _____      _____       _____     _____     _____

Loss on ordinary activities before                (5,745)   (3,458)    (2,378)    (19,252)  (11,588)   (7,872)
taxation

Tax on loss on ordinary activities                   402       242        420         912       549     1,291
                                                   _____     _____      _____       _____     _____     _____

Loss on ordinary activities after                 (5,343)   (3,216)    (1,958)    (18,340)  (11,039)   (6,581)
taxation
                                                   _____     _____      _____       _____     _____     _____


Loss per share continuing operations              (1.4c)    (0.9p)     (1.4p)      (8.7c)    (5.2p)    (4.7p)
(basic and diluted)
Loss per share (basic and diluted)                (2.7c)    (1.6p)     (1.4p)     (10.1c)    (6.1p)    (4.7p)
                                                   _____     _____      _____       _____     _____     _____

Shares used in computing net loss                197,596   197,596    139,057     182,221   182,221   139,057
per share (thousands)
                                                   _____     _____      _____       _____     _____     _____



US Dollar amounts have been translated at the closing rate on 30 September 2003 (GBP1.00: $1.6614) solely for information.




Condensed Consolidated Balance Sheet (unaudited) as at 30 September 2003


                                                                  Unaudited     Unaudited      Audited
                                                                      As at         As at        As at
                                                               30 September  30 September  31 December
                                                                       2003          2003         2002
                                                                       $000        GBP000       GBP000
                                                                      _____         _____        _____

Cash, short-term deposits and investments                            17,546        10,561       19,217

Other current assets                                                  8,566         5,156        3,164

Fixed assets (including goodwill)                                    46,335        27,889       15,249
                                                                      _____         _____        _____

Total assets                                                         72,447        43,606       37,630
                                                                      _____         _____        _____

Current liabilities (including provisions & deferred                 18,088        10,887       11,120
income)

Shareholders' equity                                                 54,359        32,719       26,510
                                                                      _____         _____        _____

Total liabilities and shareholders' equity                           72,447        43,606       37,630
                                                                      _____         _____        _____



US Dollar amounts have been translated at the closing rate on 30 September 2003 (GBP1.00: $1.6614) solely for information.


Notes to the Financial Statements

1   Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2002 Annual Report and Accounts. The 2002 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

There have been no changes to the Group's accounting policies in 2003.

The financial information has been prepared on a going concern basis. This assumes that additional funds are raised through either equity financing or licencing of our development programmes. In the event that additional funds are not secured, the company would immediately seek to further reduce its overheads and development expenditure on its drug candidates and would seek to licence rights to some of its drug candidates and technologies at an earlier stage than currently intended.

2   Acquisition of KS Biomedix Holdings Plc

On 12 September the Group announced the successful acquisition of KS Biomedix Holding plc. Under the terms of the offer made to KS Biomedix shareholders,
1.0714 shares in Xenova Group plc have been issued in exchange for each share held in KS Biomedix. An additional contingent deferred consideration of 10p per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of the KS Biomedix TransMIDTM product in either the US or European markets before 14 August 2011. Based upon a Xenova Group plc closing share price of 15.25 pence on 11 September this values KS Biomedix at GBP17.0m including the contingent deferred consideration payable in respect of TransMIDTM of GBP6.5m.

Details of the book value and provisional fair value of the assets and liabilities of KS Biomedix as at 11 September are set out below:


                                                                                    Provisional

                                                                     Book values     Adjustments  Fair values
                                                                          GBP000          GBP000       GBP000
                                                                           _____           _____        _____

Fixed assets
    Tangible                                                               3,296               -        3,296
    Intangible                                                             5,569         (5,569)            -
Investment in joint venture - net assets                                      99               -           99
Stock                                                                          9               -            9
Debtors                                                                    1,991               -        1,991
Cash and liquid investments                                                4,082               -        4,082
Creditors falling due within one year                                    (2,249)               -      (2,249)
Creditors falling due after more than one year                              (61)               -         (61)
                                                                           _____           _____        _____
Net assets acquired                                                       12,736         (5,569)        7,167

Satisfied by:
Shares issued and to be issued                                                                         10,551
Contingent deferred consideration to be settled by in shares                                            6,458
Expenses of acquisition                                                                                   553
                                                                                                        _____
Total consideration                                                                                    17,562
                                                                                                        _____

Goodwill arising on acquisition                                                                        10,395
                                                                                                        _____



In this provisional fair value table there have been no accounting policy adjustments made to the balance sheet values stated at 11 September. Intangible fixed assets acquired comprised goodwill in respect of the acquisition by KS Biomedix of KS Avicenna Inc in 2001, which has not been capitalised separately from the goodwill arising on the acquisition of KS Biomedix by Xenova. In addition to the GBP553,000 of acquisition expenses, share issue costs of GBP633,000 were incurred.

The goodwill arising on the acquisition of the KS Biomedix business has been capitalised and amortised over the 10 year estimated useful life of the acquired business.

In addition to acquiring 100% of KS Biomedix Holdings plc, Xenova acquired 100% of KS Canada Holdings Inc, KS Canada Inc and KS Avicenna Inc, as well as a 50% share in Discerna Ltd, a joint venture with Babraham Biosciences Technology Limited.

As part of the restructuring activities following completion of the acquisition approximately 26 positions have been lost across both head office and the research and development functions. Included within administration expenses for the period to 30 September 2003 is GBP0.7m in respect of severance payments regarding the acquired business.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)


                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*

Date: 06 November 2003